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AB 3/3

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 19082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carty & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6263 Poplar Avenue, Suite 800
(No. and Street)

Memphis	TN	38119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John C. Dallosta, Jr. (901) 767-8940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson, Howell & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

7240 Goodlett Farms Pkwy, Ste 101	Cordova	TN	38016-4925
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 1 3 2009
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/13

OATH OR AFFIRMATION

I, John C. Dallosta, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carty & Company, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EXECUTIVE VICE-PRESIDENT
Title

Notary Public

CYNTHIA DELL... STATE OF TENNESSEE NOTARY PUBLIC COUNTY OF SHELBY
My Comm. Exp. 5-2-2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carty & Company, Inc.

FINANCIAL REPORT

December 31, 2008

CONTENTS

	Page
Independent Auditors' Report	5
Financial Statements	
Statement of financial condition	6
Statement of income	7
Statement of changes in stockholder's equity	8
Statement of changes in liabilities subordinated to claims of general creditors	9
Statement of cash flows	10
Notes to financial statements	11
Supplementary Information	
Schedule I - Computation of net capital under Rule 15c3-1	19
Independent Auditors' Report on the Internal Control Structure	21

JACKSON, HOWELL & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

PARTNERS:

LARRY W. JACKSON, CPA
GARY J. HOWELL, CPA
ROBERT L. GOSS, CPA
DAVID L. JACKSON, CPA
JIMMY R. ADKINS, CPA
MICHAEL L. STERLING, CPA
CYNTHIA C. ROBB, CPA

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Carty & Company, Inc.
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Carty & Company, Inc. as of December 31, 2008, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carty & Company, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cordova, Tennessee
February 20, 2009

Jackson, Howell & Associates, PLLC

Carty & Company, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash	$ 1,046,610
Receivables:	
Broker-dealers and clearing organizations	115,622
Officers, directors and employees	435,501
Securities owned, at market value	7,647,819
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $847,603	247,047
Deferred income taxes	1,106,815
Other assets	288,374
	$10,887,788

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to broker-dealers	$ 4,715,528
Securities sold, not yet purchased	958
Accounts payable and accrued liabilities	548,068
	5,264,554
COMMITMENTS AND CONTINGENT LIABILITIES	-
STOCKHOLDER'S EQUITY	
Common stock, no par value; authorized 25,000 shares; issued 10,500 shares; outstanding 3,833 1/3 shares	2,208,790
Retained earnings	3,495,462
	5,704,252
Less cost of 6,666 2/3 shares of treasury stock	81,018
	5,623,234
	$10,887,788

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF INCOME
For the Year Ended December 31, 2008

REVENUE:	
Trading securities	$6,788,856
Commissions	319,785
Interest income	568,510
Other income related to trading	58,461
	7,735,612
EXPENSES:	
Commissions	3,545,970
Employee compensation	1,342,407
Clearance to non-brokers	383,079
Occupancy	354,851
Communications	136,412
Interest	233,638
Data processing	297,002
Regulatory expenses	167,779
Other general, administrative and operating expenses	829,347
	7,290,485
INCOME BEFORE INCOME TAXES	445,127
INCOME TAX EXPENSE:	
Current	-
Deferred	137,414
	137,414
NET INCOME	$ 307,713

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2008

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2008	$2,208,790	$3,187,749	$(81,018)	$5,315,521
Net income	-	307,713	-	307,713
Balance at December 31, 2008	$2,208,790	$3,495,462	$(81,018)	$5,623,234

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2008

Subordinated borrowings at January 1, 2008	$	-
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2008	$	-

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 307,713
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	104,819
Deferred tax expense	137,414
(Increase) decrease in operating assets:	
Cash segregated under federal and other regulations	101,006
Net receivable from customers	124,541
Net receivable from broker-dealers and clearing organizations	82,199
Securities owned	(709,827)
Commissions and other receivables	(68,610)
Other	512,373
Increase (decrease) in operating liabilities:	
Securities sold, not yet purchased	(84,276)
Accounts payable and accrued liabilities	134,709
NET CASH PROVIDED BY OPERATING ACTIVITIES	642,061
CASH FLOWS FROM INVESTING ACTIVITIES:	
Payments for purchase of equipment	(33,672)
NET CASH USED IN INVESTING ACTIVITIES	(33,672)
INCREASE IN CASH	608,389
CASH AT BEGINNING OF YEAR	438,221
CASH AT END OF YEAR	$1,046,610
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Cash paid during the year for:	
Interest	$ 233,638
Income taxes	$ -
Noncash financing activity - net borrowings under secured demand note collateral agreements	$1,875,579

The accompanying notes are an integral part of these financial statements.

NOTE A - OPERATIONS AND ORGANIZATION

Carty & Company, Inc. is a securities broker-dealer operating under provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of Carty Financial Corporation. Customers' funds and securities are protected to the limits provided by the Securities Investor Protection Corporation.

During 2008, the Company switched from self-clearing to introducing through another Broker/Dealer. As part of the process, Carty & Company, Inc. now claims an exemption to the reserve requirements of Rule 15c3-3 of the SEC.

The Company operates primarily as a principal in transactions for the purchase and sale of various types of debt securities which include obligations of the United States Government, federal government agencies, various state and local governments, and corporate debt. The Company also acts as agent for customers in acquiring certificates of deposits, equity securities, mutual funds and private placement of mortgage loans.

The Company's securities transactions are made primarily with individuals, financial institutions, credit unions, private organizations and other broker-dealers.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recording Security Transactions

Purchases and sales of securities and related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the trade date. If materially different, transactions are adjusted to a trade date basis.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or pledge the assets.

Securities Owned and Securities Sold, But Not Yet Purchased

Marketable securities, consisting of stocks, corporate bonds, state, municipal and United States and agencies obligations, and securities sold but not yet purchased, are valued at market value. Securities not readily marketable are stated at their estimated value. Rules and regulations of the Securities and Exchange Commission require valuation of broker-dealer owned securities to be valued at market. Unrealized gains and losses have been included in income.

Accounting for Bad Debts

The Company uses the direct write-off method of accounting for bad debts. Management has reviewed all material accounts receivable and has charged operations with all amounts above anticipated collections. Management views all material amounts remaining as collectible; therefore, a provision for doubtful accounts has not been made.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Property and Equipment

Property and equipment are stated at cost.

Depreciation expense is determined by the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life or the term of the lease.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses all advertising costs, including direct response advertising costs, as they are incurred. Total advertising costs for the year ended December 31, 2008 were $11,034.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate return; and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Allocated Expenses from Parent Company

The Parent incurs the costs of salaries, commissions and related expenses and allocates such costs to the operations of the Company. The Parent charges the Company a management fee to cover salary processing costs.

NOTE C - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2008, consist of the following:

	Receivable	Payable
Deposits	$ 110,000	$ -
Receivable from clearing organizations	5,622	-
Payable to clearing organizations	-	4,715,528
	$ 115,622	$4,715,528

NOTE D - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
Obligations of the United States Government	$4,096,535	$ 958
Obligations of states, counties, and municipalities	3,331,956	-
Corporate obligations	207,100	-
Stocks and warrants	7,737	-
Securities owned not readily marketable	4,491	-
	$7,647,819	$ 958

Securities owned not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2008, these securities at estimated fair values consist primarily of equity securities.

NOTE E - INCOME TAX MATTERS

Net deferred tax assets consist of the following components as of December 31, 2008:

Deferred tax assets (liabilities):	
Net operating loss carryforward	$1,108,068
Property and equipment	(1,253)
Less valuation allowance	-
	$1,106,815

Current and deferred taxes by jurisdiction are as follows:

	Current	Deferred	Total
Federal	$ -	$106,902	$ 106,902
State and local	-	30,512	30,512
	$ -	$137,414	$ 137,414

The alternative minimum tax (AMT) credit carryforward may be carried forward indefinitely to reduce future regular income taxes payable. The AMT credit carryforward as of December 31, 2008 was $20,666. The net operating loss (NOL) carryforward may be carried forward for 20 years, and any unused NOL will expire as follows:

	Federal	State
December, 2021	$ 119,197	$ -
December, 2026	1,038,086	356,964
December, 2027	526,517	360,486
December, 2028	1,226,927	1,102,270
	$2,910,727	$1,819,720

NOTE E - INCOME TAX MATTERS - CONTINUED

The income tax provision differs from the amount of income tax expense determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the year ended December 31, 2008 due to the following:

Computed "expected" tax expense	$151,343
Increase (decrease) in income tax expense resulting from:	
Nondeductible expenses	464
Nontaxable income	(88,912)
State income tax benefit, net of federal expense	28,860
Other adjustments, net	45,659
	$137,414

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under the applicable rules, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $3,003,000, which was $2,753,000 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .18 to 1.

NOTE G - 401(k) PROFIT SHARING PLAN

The Company's employees are included in Carty & Company's qualified 401(k) profit sharing plan. The Company's contribution to the plan is determined by the Board of Directors and is discretionary. The Company contributed $2,120 to the profit sharing plan for the year ended December 31, 2008.

NOTE H - COMMITMENTS AND CONTINGENCIES

The Company is obligated for monthly lease payments on its general office until September 30, 2017. The lease requires annual rental payments as follows:

	Amount
December 31, 2009	$241,690
December 31, 2010	$245,232
December 31, 2011	$248,773
December 31, 2012	$252,314
December 31, 2013	$255,855
December 31, 2014	$259,397
December 31, 2015	$262,938
December 31, 2016	$266,479
December 31, 2017	$201,851

During the year, the Company incurred building lease expense of $246,982.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2008 and were subsequently settled had no material effect on the financial statements as of that date.

NOTE I - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The Company's securities transactions clear primarily on a delivery versus payment basis. In transactions with repurchase agreements, margin may be required if market conditions are such as to indicate excessive elements of risk in these transactions. The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that a counter-party to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

NOTE I - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK - CONTINUED

The Company, as a securities broker-dealer, is engaged in various securities trading activities with a variety of customers including individuals, financial institutions, credit unions, insurance companies, pension plans, and other broker-dealers. The Company's exposure to credit risk associated with the non-performance of these counter-parties could be impacted by changing market conditions which would impair the counter-parties ability to satisfy their obligations to the Company.

NOTE J - RELATED PARTY TRANSACTIONS

Carty & Company, Inc. is a wholly-owned subsidiary of Carty Financial Corporation. During the year, Carty Financial Corporation allocated $4,888,377 in direct wage costs and payroll taxes to the Company.

NOTE K - ANNUAL REPORT OF FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

NOTE L - COLLATERAL

Amounts that the Company has pledged as collateral, which are not reclassified and reported separately, at December 31, 2008, consist of the following:

Financial Statement Classification	Carrying Amount
Securities owned-at market value	$7,643,328

SUPPLEMENTARY INFORMATION

Carty & Company, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2008

SCHEDULE I

Net capital:		
Total stockholder's equity		$5,623,234
Deductions and/or charges:		
Nonallowable assets:		
Unsecured receivables - other	$ 435,501	
Securities not readily marketable	4,491	
Furniture, equipment and leasehold improvements, net	247,047	
Deferred income taxes	1,106,815	
Other assets	174,727	
	1,968,581	
Excess deductible on broker's bond	20,000	
Other	1,314	1,989,895
Net capital before haircuts on securities positions		3,633,339
Haircuts on securities:		
U. S. and Canadian government obligations	221,360	
State and municipal government obligations	379,853	
Corporate obligations	27,978	
Stocks and warrants	1,148	630,339
NET CAPITAL		$3,003,000
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 548,068
AGGREGATE INDEBTEDNESS		$ 548,068

Carty & Company, Inc.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 - CONTINUED
December 31, 2008

SCHEDULE I - CONTINUED

Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess net capital	$2,753,000
Excess net capital at 1000%	$2,948,193
Ratio of aggregate indebtedness to net capital	.18 to 1

There are no material differences between the Company's computation of net capital under Rule 15c3-1 included in Part II of Form X-17A-5 as of December 31, 2008 and the computation above; therefore, no reconciliation of the computation of net capital under Rule 15c3-1 is included.

INDEPENDENT AUDITORS' REPORT ON THE

INTERNAL CONTROL STRUCTURE

JACKSON, HOWELL & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

PARTNERS:

LARRY W. JACKSON, CPA
GARY J. HOWELL, CPA
ROBERT L. GOSS, CPA
DAVID L. JACKSON, CPA
JIMMY R. ADKINS, CPA
MICHAEL L. STERLING, CPA
CYNTHIA C. ROBB, CPA

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

Board of Directors
Carty & Company, Inc.
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplementary schedule of Carty & Company, Inc. (the Company) for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.Making quarterly securities examination, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2.Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3.Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subjected to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Aurthority, and other regulatory agencies which would rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Cordova, Tennessee
February 20, 2009

Jackson, Howell & Associates, PLLC

END